FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of May 2007

EUROSEAS LTD.

(Translation of registrant's name into English)

Euroseas Ltd.

Aethrion Center

40 Ag. Konstantinou Street

151 24 Maroussi, Greece

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F |X| Form 40-F |_|

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes |_| No |X|


INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this Report on Form 6-K as Exhibit 1 is a copy of the proxy statement issued by Euroseas Ltd. (the "Company") on May 25, 2007

EXHIBIT 1

May 25, 2007

TO THE SHAREHOLDERS OF EUROSEAS LTD.

Enclosed is a Notice of the Annual Meeting of Shareholders of Euroseas Ltd. (the “Company”) which will be held at the offices of Seward & Kissel LLP, One Battery Park Plaza, 23rd Floor, New York, New York 10004 on June 22, 2007 at 10:30 AM.

At this Annual Meeting (the “Meeting”), shareholders of the Company will consider and vote upon proposals:

1.

To elect two Class C Directors to serve for a term of three years until the 2010 Annual Meeting of Shareholders (“Proposal One”);

2.

To approve the Euroseas Ltd. Shareholders Rights Agreement and authorize the Board of Directors (the “Board”) to implement the Shareholders Rights Agreement in the Board’s sole discretion at any time in the future with such modifications as the Board or any officer of the Company determine to be in the best interest of the Company (“Proposal Two”);

3.

To approve the reappointment of Deloitte Hadjipavlou Sofianos & Cambanis S.A. as the Company’s independent auditors for the fiscal year ending December 31, 2007 (“Proposal Three”); and

4.

To transact other such business as may properly come before the meeting or any adjournment thereof.

Adoption of Proposal One requires the affirmative vote of a plurality of the shares of common stock represented at the Meeting.  Adoption of Proposal Two and Three requires the affirmative vote of a majority of the shares of common stock represented at the Meeting.

You are cordially invited to attend the Meeting in person.  If you attend the Meeting, you may revoke your proxy and vote your shares in person.

IT IS IMPORTANT TO VOTE.  WHETHER OR NOT YOU PLAN TO ATTEND THE MEETING, PLEASE COMPLETE, DATE, SIGN AND RETURN THE ENCLOSED PROXY IN THE ENCLOSED ENVELOPE, WHICH DOES NOT REQUIRE POSTAGE IF MAILED IN THE UNITED STATES.  THE VOTE OF EVERY SHAREHOLDER IS IMPORTANT AND YOUR COOPERATION IN RETURNING YOUR EXECUTED PROXY PROMPTLY WILL BE APPRECIATED.  ANY SIGNED PROXY RETURNED AND NOT COMPLETED WILL BE VOTED IN FAVOR OF ALL THE PROPOSALS PRESENTED IN THE PROXY STATEMENT.

Very truly yours,

Aristides J. Pittas
Chief Executive Officer

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Aethrion Center, 40 Ag. Konstantinou Street, 151 24 Maroussi, Greece
Tel: (011) (30) (210) 610-5110, Fax: (011) (30) (210) 610-5111
e-mail:  aha@euroseas.com
website:  http:///www.euroseas.gr

EUROSEAS LTD.
NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
TO BE HELD ON JUNE 22, 2007

NOTICE IS HEREBY given that the Annual Meeting of the shareholders of Euroseas Ltd. (the “Company”) will be held on June 22, 2007, at 10:30 AM, at the offices of Seward & Kissel LLP, One Battery Park Plaza, 23rd Floor, New York, New York 10004, for the following purposes, of which items 1, 2 and 3 are more completely set forth in the accompanying Proxy Statement:

5.

To elect two Class C Directors to serve for a term of three years until the 2010 Annual Meeting of Shareholders (“Proposal One”);

6.

To approve the Euroseas Ltd. Shareholders Rights Agreement and authorize the Board of Directors (the “Board”) to implement the Shareholders Rights Agreement in the Board’s sole discretion at any time in the future with such modifications as the Board or any officer of the Company determine to be in the best interest of the Company (“Proposal Two”);

7.

To approve the reappointment of Deloitte Hadjipavlou Sofianos & Cambanis S.A. as the Company’s independent auditors for the fiscal year ending December 31, 2007 (“Proposal Three”); and

8.

To transact other such business as may properly come before the meeting or any adjournment thereof.

The Board has fixed the close of business on May 21, 2007 as the record date for the determination of the shareholders entitled to receive notice and to vote at the Annual Meeting or any adjournment thereof.

IT IS IMPORTANT TO VOTE.  WHETHER OR NOT YOU PLAN TO ATTEND THE ANNUAL MEETING, PLEASE COMPLETE, DATE, SIGN AND RETURN THE ENCLOSED PROXY IN THE ENCLOSED ENVELOPE, WHICH DOES NOT REQUIRE POSTAGE IF MAILED IN THE UNITED STATES.  THE VOTE OF EVERY SHAREHOLDER IS IMPORTANT AND YOUR COOPERATION IN RETURNING YOUR EXECUTED PROXY PROMPTLY WILL BE APPRECIATED.  ANY SIGNED PROXY RETURNED AND NOT COMPLETED WILL BE VOTED IN FAVOR OF ALL THE PROPOSALS PRESENTED IN THE PROXY STATEMENT.

If you attend the annual meeting, you may revoke your proxy and vote in person.

BY ORDER OF THE BOARD OF DIRECTORS

Stephania Karmiri
Secretary

May 25, 2007
Maroussi, Greece

EUROSEAS LTD.
AETHRION CENTER
40 AG. KONSTANTINOU STREET
151 24 MAROUSSI, GREECE

______________________

PROXY STATEMENT
FOR
ANNUAL MEETING OF SHAREHOLDERS
TO BE HELD ON JUNE 22, 2007

________________________

INFORMATION CONCERNING SOLICITATION AND VOTING

GENERAL

The enclosed proxy is solicited on behalf of the Board of Directors (the “Board”) of Euroseas Ltd., a Marshall Islands corporation (the “Company”), for use at the Annual Meeting of Shareholders to be held at the offices of Seward & Kissel LLP, One Battery Park Plaza, 23rd Floor, New York, New York 10004, on June 22, 2007, at 10:30 AM, or at any adjournment or postponement thereof (the “Meeting”), for the purposes set forth herein and in the accompanying Notice of Annual Meeting of Shareholders.  This Proxy Statement and the accompanying form of proxy are expected to be mailed to shareholders of the Company entitled to vote at the Meeting on or about May 25, 2007.

VOTING RIGHTS AND OUTSTANDING SHARES

On May 21, 2007 (the “Record Date”), the Company had outstanding 18,370,150 shares of common stock, par value $0.03 per share (the “Common Shares”).  Each shareholder of record at the close of business on the Record Date is entitled to one vote for each Common Share then held.  One or more shareholders representing at least a majority of the total voting rights of the Company present in person or by proxy at the Meeting shall be a quorum for the purposes of the Meeting.  The Common Shares represented by any proxy in the enclosed form will be voted in accordance with the instructions given on the proxy if the proxy is properly executed and is received by the Company prior to the close of voting at the Meeting or any adjournment or postponement thereof.  Any proxies returned without instructions will be voted FOR the proposals set forth on the Notice of Annual Meeting of Shareholders.

The Common Shares are listed on the Nasdaq Global Market under the symbol “ESEA.”

REVOCABILITY OF PROXIES

A shareholder giving a proxy may revoke it at any time before it is exercised unless such proxy is irrevocable.  A proxy may be revoked by filing with the Secretary of the Company at the Company’s executive office, Euroseas Ltd., Aethrion Center, 40 AG Konstantinou Street, 151 24 Maroussi, Greece, a written notice of revocation by a duly executed proxy bearing a later date, or by attending the Meeting and voting in person.

PROPOSAL ONE

ELECTION OF DIRECTORS

The Company currently has seven directors divided into three classes.  As provided in the Company’s Bylaws, each director is elected to serve for a three year term and until such director’s successor is elected and has qualified.  The term of our three Class A Directors expires in 2008, the term of our two Class B Directors expires in 2009 and the term of our two Class C Directors expires in 2007.  The Board has nominated George Taniskidis and Gerald Turner, each Class C Directors, for re-election as Class C Directors whose term would expire at the 2010 Annual Meeting.

Unless the proxy is marked to indicate that such authorization is expressly withheld, the persons named in the enclosed proxy intend to vote the shares authorized thereby “FOR” the election of the following five nominees.  It is expected that each of these nominees will be able to serve, but if before the election it develops that any of the nominees is unavailable, the persons named in the accompanying proxy will vote for the election of such substitute nominee or nominees as the current Board may recommend.

Nominees for Election to the Company’s Board of Directors

Information concerning the nominees for Director of the Company is set forth below:

Name	Age	Position
George Taniskidis	46	Director, Class C
Gerald Turner	59	Director, Class C

George Taniskidis has been a member of our Board since our inception on May 5, 2005. He is the Chairman and Managing Director of Millennium Bank and a member of the Board of Directors of BankEuropa (subsidiary bank of Millennium Bank in Turkey). He is a member of the Executive Committee of the Hellenic Banks Association. From 2003 until 2005, he was a member of the Board of Directors of Visa International Europe, elected by the Visa issuing banks of Cyprus, Malta, Portugal, Israel and Greece. From 1990 to 1998, Mr. Taniskidis worked at XIOSBANK (until its acquisition by Piraeus Bank in 1998) in various positions, with responsibility for the bank’s credit strategy and network. Mr. Taniskidis studied Law in the National University of Athens and in the University of Pennsylvania Law School, where he received a LL.M. After law school, he joined the law firm of Rogers & Wells in New York, where he worked until 1989 and was also a member of the New York State Bar Association. He is also a member of the Young Presidents Organization.

Gerald Turner has been a member of our Board since our inception on May 5, 2005. Since 1999, he has been the Chairman and Managing Director of AON Turner Reinsurance Services. From 1987 to 1999, he was the Chairman and sole owner of Turner Reinsurance services. From 1977 to 1987, he was the Managing Director of E.W.Payne Hellas (member of the Sedgwik group).

Audit Committee.  The Board has established an Audit Committee, consisting of three members, which is responsible for reviewing the Company’s accounting controls and the appointment of the Company’s outside auditors.  The members of the Audit Committee are Mr. Panos Kyriakopoulos (Chairman and financial expert), Mr. Gerald Turner and Mr. George Taniskidis.

Required Vote.  Approval of Proposal One will require the affirmative vote of the plurality of the votes cast by shareholders entitled to vote and voting at the Meeting.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE IN FAVOR OF THE PROPOSED DIRECTORS.  UNLESS REVOKED AS PROVIDED ABOVE, PROXIES RECEIVED BY MANAGEMENT WILL BE VOTED IN FAVOR OF THE PROPOSED DIRECTORS UNLESS A CONTRARY VOTE IS SPECIFIED.

PROPOSAL TWO

APPROVAL OF THE EUROSEAS LTD. SHAREHOLDERS RIGHTS AGREEMENT

The Board is submitting for approval at the Meeting the proposed Euroseas Ltd. Shareholders Rights Agreement (the “Agreement”).  The purpose of the Agreement is to provide protection to the Company’s shareholders in the event of an unsolicited attempt to acquire the Company.  The Agreement is not being adopted in response to any effort to acquire the Company and the Board is not aware of any such effort.  A vote FOR Proposal Two will constitute (i) approval of the Agreement, substantially in the form of Appendix “A” to this Proxy Statement and authorizing the Board to implement the Agreement in the Board’s sole discretion at any time in the future with such modifications as the Board or any officer of the Company determine to be in the best interest of the Company, and (ii) approval of the filing of a Certificate of Designations of Rights, Preferences, and Privileges of Series A Participating Preferred Stock and/or an amendment to the Company’s Articles of Incorporation in order to implement the Shareholders Rights Agreement.  If the shareholders approve this proposal, the Board will have the authority, but not the obligation, in its sole discretion, and without further action on the part of the shareholders, to implement the Agreement at any time in the future.  The Agreement will only be implemented by the Board if the Board determines that it is in the best interests of the Company and the shareholders.

The following is a summary of the proposed Agreement.  Capitalized terms used in the summary below and not otherwise defined therein, have the meanings given to them in the Agreement.  This summary is qualified in its entirety by reference to the complete text of the Agreement.  Shareholders are urged to read the actual text of the Agreement in its entirety which is set forth as Appendix “A” to this Proxy Statement.

General

Pursuant to the Agreement, the Company will declare a dividend of one preferred share purchase right (a “Right”) to purchase one one-thousandth of a share of the Company’s Series A Participating Preferred Stock for each outstanding share of the Company’s common stock.  The dividend is payable to our shareholders of record on a date to be determined by the Board or an officer of the Company.  Each Right entitles the registered holder, upon the occurrence of certain events, to purchase from the Company one one-thousandth of a share of Series A Participating Preferred Stock at an exercise price (the “Exercise Price”) to be determined by the Board or an officer of the Company at the time the Agreement is implemented, subject to adjustment.  The Exercise Price will be based on a variety of factors, including: (1) the historical trading price of the Company’s common stock and the Company’s historical financial performance; (2) management’s internal plans and projections for the future; and (3) other relevant factors including the then current trading price of the Company’s common stock and the financial performance of comparable companies.

Distribution Date

The Rights will separate from the common stock and become exercisable upon the earlier of (1) the close of business on the tenth day after a public announcement by the Company or an Acquiring Person that an Acquiring Person has acquired ownership of 15% or more of the Company’s common stock or (2) the tenth business day (or such later date as determined by the Company’s Board) after a person or group announces a tender or exchange offer which would result in the person or group holding 15% or more of the Company’s common stock.

Preferred Stock Purchasable Upon Exercise of Rights

On the Distribution Date, each holder of a Right will be entitled to purchase for the Exercise Price a fraction (1/1000th) of one share of the Company’s Series A Participating Preferred Stock which has similar economic terms as one share of common stock.

Flip-In

If an Acquiring Person acquires more than 15% of the Company’s common stock then each holder of a Right (except that Acquiring Person) will be entitled to buy at the Exercise Price, a number of shares of the Company’s common stock which has a market value of twice the Exercise Price.

Flip-Over

If after an Acquiring Person acquires more than 15% of the Company’s common stock, the Company merges into another company (either as the surviving corporation or as the disappearing entity) or the Company sells more than 50% of its assets or earning power, then each holder of a Right (except for those owned by the Acquiring Person) will be entitled to purchase at the Exercise Price, a number of shares of common stock of the surviving entity which has a then current market value of twice the Exercise Price.

Exchange Provision

Any time after the date an Acquiring Person obtains more than 15% of the Company’s common stock and before that Acquiring Person acquires more than 50% of the Company’s outstanding common stock, the Company may exchange each Right owned by all other Rights holders, in whole or in part, for one share of the Company’s common stock.

Redemption of Rights

The Company may redeem the Rights at any time prior to a public announcement that a person has acquired ownership of 15% or more of the Company’s common stock.

Expiration of Rights

The Rights expire on the earliest of (1) ten (10) years from the execution of the Agreement, or (2) the exchange or redemption of the Rights as described above.

Amendment of Terms of Rights

The terms of the Rights and the Agreement may be amended without the consent of the Rights holders at any time on or prior to the Distribution Date.  After the Distribution Date, the terms of the Rights and the Agreement may be amended to make changes, which do not adversely affect the rights of the Rights holders (other than the Acquiring Person).

Voting Rights

The Rights will not have any voting rights.

Anti-Dilution Provisions

The Rights will have the benefit of certain customary anti-dilution protections.

Rationale for the Agreement and Implementation of the Agreement

The purpose of the Agreement is to provide protection to the Company’s shareholders in the event of an unsolicited attempt to acquire the Company.  The Rights will cause substantial dilution to any person or group that attempts to acquire the Company without the approval of the Board.  As a result, the overall effect of the Rights may be to render more difficult or discourage any attempt to acquire the Company.  Because the Board can approve a redemption of the Rights or a permitted offer, the Rights should not interfere with a merger or other business combination approved by the Board.

The Agreement is designed to protect and maximize the long-term value of the Company’s securities by encouraging any potential acquirers to first negotiate with our Board.  The Agreement is also designed to permit the Board to develop alternatives if it does not believe that an unsolicited tender offer is adequate.

If the Agreement is approved by the Company’s shareholders, the Board will have the authority, but not the obligation, in its sole discretion, and without further action on the part of the shareholders, to implement the Agreement at any time in the future with such modifications as the Board or any officer of the Company determine to be in the best interest of the Company.  The Agreement will only be implemented by the Board if the Board determines that it is in the best interests of the Company and the shareholders.

Required Vote.  Approval of Proposal Two will require the affirmative vote of the majority of the votes cast by shareholders entitled to vote in the election.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE FOR (I) APPROVAL OF THE EUROSEAS LTD. SHAREHOLDERS RIGHTS AGREEMENT AND AUTHORIZING THE BOARD TO IMPLEMENT THE SHAREHOLDERS RIGHTS AGREEMENT IN THE BOARD’S SOLE DISCRETION AT ANY TIME IN THE FUTURE WITH SUCH MODIFICATIONS AS THE BOARD OR ANY OFFICER OF THE COMPANY DETERMINE TO BE IN THE BEST INTEREST OF THE COMPANY, AND (II) APPROVAL OF THE FILING OF A CERTIFICATE OF DESIGNATIONS OF RIGHTS, PREFERENCES, AND PRIVILEGES OF SERIES A PARTICIPATING PREFERRED STOCK AND/OR AN AMENDMENT TO THE COMPANY’S ARTICLES OF INCORPORATION IN ORDER TO IMPLEMENT THE SHAREHOLDERS RIGHTS AGREEMENT.  UNLESS REVOKED AS PROVIDED ABOVE, PROXIES RECEIVED BY MANAGEMENT WILL BE VOTED IN FAVOR OF SUCH APPROVAL UNLESS A CONTRARY VOTE IS SPECIFIED.

PROPOSAL THREE

APPROVAL OF REAPPOINTMENT OF
INDEPENDENT AUDITORS

The Board is submitting for approval at the Meeting the selection of Deloitte Hadjipavlou Sofianos & Cambanis S.A. as the Company's independent auditors for the fiscal year ending December 31, 2007.

Deloitte Hadjipavlou Sofianos & Cambanis S.A. has advised the Company that the firm does not have any direct or indirect financial interest in the Company, nor has such firm had any such interest in connection with the Company during the past three fiscal years other than in its capacity as the Company's independent auditors.

All services rendered by the independent auditors are subject to review by the Audit Committee.

Required Vote.  Approval of Proposal Three will require the affirmative vote of the majority of the votes cast by shareholders entitled to vote in the election.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE FOR APPROVAL OF THE REAPPOINTMENT OF DELOITTE HADJIPAVLOU SOFIANOS & CAMBANIS S.A. AS INDEPENDENT AUDITORS OF THE COMPANY FOR THE FISCAL YEAR ENDING DECEMBER 31, 2007.  UNLESS REVOKED AS PROVIDED ABOVE, PROXIES RECEIVED BY MANAGEMENT WILL BE VOTED IN FAVOR OF SUCH APPROVAL UNLESS A CONTRARY VOTE IS SPECIFIED.

SOLICITATION

The cost of preparing and soliciting proxies will be borne by the Company.  Solicitation will be made primarily by mail, but shareholders may be solicited by telephone, e-mail, or personal contact.

EFFECT OF ABSTENTIONS

Abstentions will not be counted in determining whether Proposals One, Two or Three have been approved.

OTHER MATTERS

No other matters are expected to be presented for action at the Meeting.  Should any additional matter come before the Meeting, it is intended that proxies in the accompanying form will be voted in accordance with the judgment of the person or persons named in the proxy.

By Order of the Directors

Stephania Karmiri
Secretary

May 25, 2007
Maroussi, Greece

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                  EUROSEAS LTD.

                                  (registrant)

Dated  May 29 2007

 By: /s/ Aristides J. Pittas

 -----------------------

 Aristides J. Pittas

 President

APPENDIX A

EUROSEAS LTD.
SHAREHOLDERS RIGHTS AGREEMENT